Contact:
                                             Craig Dunham
                                             Dynasil Corporation of
                                             America
                                             Phone: (856) 767-4600
                                             Email:  cdunham@Dynasil.com

      Dynasil Announces Fourth Quarter Fiscal Year 2005 Results

WEST BERLIN, N.J.-December 19, 2005 -- Dynasil Corporation of America (OTCBB: DYSL.OB), a worldwide supplier of optical components and optical materials for the laser, optical instrument, and general optics industries announced results of operations for the 4th quarter ended September 30, 2005.

This is the second full quarter of results since the acquisition of Optometrics LLC assets on March 8, 2005. The results for fiscal year 2005 include 205 days of Optometrics' results from March 9 through September 30, 2005.

Revenues for the quarter ended September 30, 2005 were $1,581,096, an increase of 176% over revenues of $573,798 for the quarter ended September 30, 2004. The net profit for the quarter ended September 30, 2005 was $98,134, or $.02 per share, compared with a net loss of $5,051, or a negative $.01 per share, for the quarter ended September 30, 2004. Excluding the impact of the Optometrics acquisition, Dynasil's historic optical materials business delivered a sales increase of 34% and a fourth consecutive profitable quarter.

Revenues for the 12 months ended September 30, 2005 were $5,078,436, an increase of 112% over the revenues of $2,296,264 for the 12 months ended September 30, 2004. The net profit for the 12 months ended September 30, 2005 was $173,019 or a positive $0.04 per share, compared with a net loss of $175,881 or a negative $0.08 per share, for the 12 months ended September 30, 2004. Net profit included a $10,750 income tax benefit as fully described in our 10-KSB SEC filing. On a proforma basis, results including Optometrics for the entire 12 months ended September 30, 2005 show revenues of $6.4 million, net income of $248,024, and basic earnings per share of $0.05.

"We are pleased to have completed a major turnaround year where we delivered a 41% revenue increase and consistent profitability from our historical optical materials business as well as completing the acquisition of Optometrics which approximately doubled our revenues and added significant profitability," said Craig T. Dunham, President and CEO. "The integration of Optometrics has gone extremely well and we are realizing benefits from sales cooperation and cost savings.
We continue to focus on our strategy of profitable growth from our optical components businesses and by pursuing acquisitions and strategic alliances", added Mr. Dunham.

About Dynasil: Founded in 1960, Dynasil Corporation of America is a fabricator of optical blanks from synthetic fused silica, fused quartz and other optical materials as well as optical components and specialized optical systems.

This news release may contain forward-looking statements usually containing the words "believe," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and
Subsidiaries
Consolidated Balance Sheets
 (Unaudited)

                     ASSETS


                                      September     September
                                         30           30
                                        2005         2004
                                     ----------    ------------


Current assets
   Cash and cash equivalents           $308,210      $254,908
   Accounts receivable, net             877,375       309,276
   Inventories                          842,149       369,813
   Deferred tax asset                    24,250           -0-
   Prepaid expenses and other           100,298        16,656
      current assets
                                     ----------    ------------
      Total current assets            2,152,282       950,653

Property, plant and equipment, net      744,764       419,718

Other assets                             87,735         3,321
                                     ----------    ------------

      Total Assets                    $2,984,781    $1,373,692
                                     ==========    ============
  LIABILITIES AND STOCKHOLDERS'
              EQUITY

Current liabilities
    Note payable to bank               $250,000       $  -0-
   Current portion of long-term         184,403       120,000
      debt
   Accounts payable                     322,094       184,214
   Accrued expenses and other           232,476       114,959
     current liabilities
                                     ----------    ------------
      Total current liabilities         988,973       419,173

Long-term debt, net                     592,712       488,889

Stockholders' Equity                  1,403,096       465,630
                                     ----------    ------------

Total Liabilities and                $2,984,781     $1,373,692
Stockholders' Equity                 ==========    ============

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

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                                   Three Months Ended    Twelve Months Ended
                                      September 30           September 30
                                     2005       2004        2005       2004
                               ----------   ---------    ---------   ---------
Sales                          $1,581,096   $573,798    $5,078,436  $2,296,264

Cost of Sales                   1,019,726    422,532     3,519,845   1,759,736
                               ----------   ---------    ---------   ---------
Gross Profit                      561,370    151,266     1,558,591     536,528

Selling, general and
administrative                    464,294    148,735     1,341,834     676,976
                               ----------   ---------    ---------   ---------
Income (Loss) from Operations      97,076      2,531       216,757    (140,448)

Interest expense - net            (14,916)  (  7,582)      (54,488)    (35,433)
                               ----------   ---------    ---------   ---------

Income (Loss) before Income
Taxes                              82,160    ( 5,051)      162,269    (175,881)

Income Tax benefit                 15,974        -0-        10,750        -0-
                               ----------   ---------    ---------   ---------
Net Income (Loss)                 $98,134   ($ 5,051)    $ 173,019   ($175,881)
                               ----------   ---------    ---------   ---------
Net Income (Loss) per share
   Basic                          $0.02     ($  0.01)        $0.04   ($   0.08)
   Diluted                        $0.02     ($  0.01)        $0.03   ($   0.08)


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